GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 MAR 28 A 8: 1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 24, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S[redacted]

SUPPL

08001532

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to notice to Sales Agreement for the subsidiaries of Nacobre Industries, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on March 13, 2008:

"Grupo Carso, S.A.B. de C.V. ("GCARSO") informs the investors' public that its subsidiary Industrias Nacobre, S.A. de C.V. ("Nacobre") has reached an agreement in principle to:

1. Sell Nacobre's subsidiaries dedicated to cooper and aluminum having as beneficiary Mexalit, S.A. ("Mexalit") as well as the assets required for the operation of such companies. As a consideration for such operation GCARSO, directly and/or by means of any of its subsidiaries, shall have a 45% capital interest in Mexalit.

2. The sale by Nacobre, having as beneficiary Amanco México, S.A. de C.V. or a third party appointed by it, of 100% of its interest in Tubos Flexibles, S.A. de C.V., subsidiary dedicated to the plastic industry.

The previously mentioned is subject to receiving the corresponding authorizations and to the subscription of the final documents that shall satisfy both parties with the intention of making this operation official."

PROCESSED
APR 01 2008
THOMSON FINANCIAL

B

Sincerely.

dlw 3/31

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

END